UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2019
Commission File Number: 001-37403

THE STARS GROUP INC.
(Translation of registrant’s name into English)

200 Bay Street
South Tower, Suite 3205
Toronto, Ontario, Canada
M5J 2J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐             Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 12, 2019, The Stars Group Inc. (the “Company”) reported its financial results for the three and six months ended June 30, 2019 and issued a news release regarding the same and other matters (the “Release”). On the same date, the Company filed on SEDAR at www.sedar.com its (i) Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2019 (the “Q2 Financial Statements”), (ii) Management’s Discussion and Analysis for the three and six months ended June 30, 2019 (the “Q2 MD&A”), (iii) Chief Executive Officer Certification of Interim Filings, dated August 12, 2019 (the “CEO Certification”), and (iv) Chief Financial Officer Certification of Interim Filings, dated August 12, 2019 (the “CFO Certification”).
Copies of the Release, Q2 Financial Statements, Q2 MD&A, CEO Certification and CFO Certification are each attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: August 12, 2019	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated August 12, 2019

99.2	Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2019

99.3	Management's Discussion and Analysis for the three and six months ended June 30, 2019

99.4	Chief Executive Officer Certification of Interim Filings, dated August 12, 2019

99.5	Chief Financial Officer Certification of Interim Filings, dated August 12, 2019